U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2026

Commission File Number: 001-38304

DOGNESS (INTERNATIONAL) CORPORATION

(Registrant’s name)

Tongsha Industrial Estate, East District

Dongguan, Guangdong

People’s Republic of China 523217

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

On August 13, 2026, the Registrant issued an aggregate of 3,050,000 Class A Common Shares upon the exercise of outstanding warrants. The exercise followed the Registrant’s August 6, 2026 entry into (i) Amendment No. 1 (the “Amendment”) to the Share Acquisition Agreement dated May 17, 2025 (as amended, the “SAA”), and (ii) Warrant Inducement and Exercise Letter Agreement (the “Warrant Letter” and, together with the Amendment, the “Amendment and Waiver”). The warrants were exercised for cash. Following the exercise and issuance, the Registrant had 8,551,658 Class A common shares issued and outstanding as of August 13, 2026.

Under the Amendment and Waiver, the parties (i) reduced the equity interest of Dogness Intelligent Technology Co., Ltd. to be acquired by the Registrant under the SAA from 19.5% to 6.735% (the “Target Equity”); (ii) required the Target Equity to be transferred to the Registrant by November 6, 2026; (iii) amended the warrants to waive the beneficial ownership limitation and remove the sixty-one (61) day waiting period to permit full exercise; and (iv) agreed to lock up the Class A common shares issued upon such warrant exercise beginning at exercise and ending nine (9) months after transfer and registration of the Target Equity (the “Lock-Up Period”). During the Lock-Up Period, the holder may not, without the Registrant’s prior written consent, offer, sell, pledge, transfer or otherwise dispose of any Lock-Up Securities, subject to customary exceptions.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dogness (International) Corporation

	By:	/s/ Silong Chen
	Name:	Silong Chen
	Title:	Chief Executive Officer
(Principal Executive Officer) and Duly Authorized Officer

Dated: August 14, 2026